Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wave Life Sciences Ltd.:

We consent to the incorporation by reference in the registration statements (Nos. 333-208598, 333-221480, and 333-228308) on Form S-8 and (No. 333-215428) on Form S-3, as amended, of Wave Life Sciences Ltd., of our reports dated March 1, 2019, with respect to the consolidated balance sheets of Wave Life Sciences Ltd. as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, Series A preferred shares and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of Wave Life Sciences Ltd.

/s/ KPMG LLP

Cambridge, Massachusetts

March 1, 2019